As filed with the Securities and Exchange Commission on August 11, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
___________________________
Griffin-American Healthcare REIT II, Inc.
(Name of Subject Company)
Griffin-American Healthcare REIT II, Inc.
(Name of Person(s) Filing Statement)
___________________________
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
398179101
(CUSIP Number of Class of Securities)
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT II, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(949) 474-0442 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Lauren B. Prevost
Seth K. Weiner
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)
___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Griffin-American Healthcare REIT II, Inc. (which we refer to herein as the “Company,” “we,” “our” or “us”) filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”), to purchase up to 3,000,000 shares of the outstanding common stock, par value $0.01 per share, of the Company, at a price of $10.00 per share in cash, subject to the conditions set forth in the Offer to Purchase dated June 30, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the SEC on June 30, 2014.
As discussed below and in the letter to stockholders dated August 11, 2014 which is attached hereto as Exhibit (a)(2), on August 5, 2014, the Company and its operating partnership entered into an Agreement and Plan of Merger with NorthStar Realty Finance Corp. (“NorthStar Realty”), NRF Healthcare Subsidiary, LLC and NRF OP Healthcare Subsidiary, LLC (the “Merger”). As a result of the proposed Merger, this Amendment amends the position of the Board of Directors regarding whether the Company’s stockholders should accept or reject the tender offer by CMG to purchase their shares of common stock. The Board of Directors now recommends that the Company’s stockholders reject the tender offer by CMG to purchase their shares of common stock, for the reasons set forth in this Amendment and the letter to stockholders attached as Exhibit (a)(2) to this Amendment.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety.
Item 4. The Solicitation or Recommendation.
(a) Recommendation. The information set forth in the letter to stockholders, dated August 11, 2014 (the “Second Letter to Stockholders”), a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Second Letter to Stockholders, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.
Item 7. Purposes of the Transaction and Plans or Proposals.
(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.
(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.

As previously announced by the Company in a Press Release and Current Report on Form 8-K filed with the SEC on August 5, 2014, on such date, the Company and its operating partnership entered into an Agreement and Plan of Merger with NorthStar Realty, NRF Healthcare Subsidiary, LLC and NRF OP Healthcare Subsidiary, LLC. The Company and its operating partnership did not enter into the Agreement and Plan of Merger or engage in negotiations with respect thereto in response to the CMG Offer.
Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Amendment and the Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and proposed Merger and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  the failure to receive, on a timely basis or otherwise, the required approvals by the Company’s stockholders for the Merger; the risk that a condition to closing of the proposed Merger may not be satisfied; the Company’s ability to consummate the Merger; the possibility that the anticipated benefits and synergies from the proposed Merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of operations after the Merger will be greater than expected; operating costs and business disruption may be greater than expected; the ability of the Company or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the Merger; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to acquire properties pursuant to its investment strategy; the availability of capital and debt financing; and the Company’s ongoing relationship with its co-sponsors and their affiliates.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of materials of any vote or approval in respect of the proposed Merger involving the Company or otherwise. In connection with the proposed Merger, a special stockholder meeting will be announced soon to obtain stockholder approval. In connection with the Merger, NorthStar Realty intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and NorthStar Realty and that also constitutes a prospectus of NorthStar Realty. The Company and NorthStar Realty also plan to file other relevant materials with the SEC. Investors and security holders of the Company are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the Company, NorthStar Realty and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at the Company’s website at

www.HealthcareREIT2.com or by sending a written request to the Company at 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Investor Relations.
Participants in the Solicitation
The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in favor of the proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed Merger and their ownership of the Company’s common stock will be set forth in the Company’s joint proxy statement for its special meeting. Investors can find more information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its definitive proxy statement filed with the SEC on Schedule 14A on September 23, 2013.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(2)	Letter to Stockholders of the Company from Jeffrey T. Hanson, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of August 11, 2014.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Date: August 11, 2014	/s/ Jeffrey T. Hanson
Name: Jeffrey T. Hanson
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(2)	Letter to Stockholders of the Company from Jeffrey T. Hanson, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of August 11, 2014.

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